SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                    SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                         The Fresh Juice Company, Inc.
                        (Name of Issuer)

                         Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           0003580331
                         (CUSIP Number)

                     Mark A. Rosenbaum, Esq.
                    Stroock & Stroock & Lavan
                        7 Hanover Square
                    New York, New York 10004
                         (212) 806-5400

                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                               August 2, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Page 1 of _____ Pages

                                SCHEDULE 13D

CUSIP No. 0003580331                  Page 2  of  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TJS Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)|   |
                                             (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                 \   \

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

 NUMBER OF     7   SOLE VOTING POWER
  SHARES
  BENEFICIALLY  8   SHARED VOTING POWER   177,051
   OWNED BY
   EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
  PERSON      10   SHARED DISPOSITIVE POWER  177,051
  WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       177,051
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                 \  \

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.987%

14  TYPE OF REPORTING PERSON*
         PN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 0003580331                   Page 3 of    Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       TJS Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                            (a)|   |
                            (b)|   |
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
        WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)            \   \

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

 NUMBER OF        7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY      8   SHARED VOTING POWER   177,051
  OWNED BY
  EACH             9   SOLE DISPOSITIVE POWER
  REPORTING PERSON  10   SHARED DISPOSITIVE POWER 177,051
   WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         177,051

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.987%

14  TYPE OF REPORTING PERSON*
       CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 0003580331                 Page 4 of    Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas J. Salvatore
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)|   |
                                 (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                     \  \

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

 NUMBER OF    7   SOLE VOTING POWER
  SHARES
 BENEFICIALLY  8   SHARED VOTING POWER   177,051
  OWNED BY
  EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON       10   SHARED DISPOSITIVE POWER  177,051
  WITH


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        177,051

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                  |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.987%

 14  TYPE OF REPORTING PERSON*
          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     This Statement on Schedule 13D dated February 21, 1995 (as subsequently amended by Amendment No. 1 thereto dated April 10, 1995) (the "Schedule 13D") which was filed on behalf of TJS Partners, L.P., TJS Corporation and Thomas J. Salvatore (collectively, the "Filing Persons"), with respect to the Filing Persons' beneficial ownership of shares of Common Stock, $.01 par value per share (the "Shares"), of The Fresh Juice Company, Inc., a Delaware corporation (the "Company"), is hereby further amended and supplemented as set forth below. Terms used in this Amendment No. 2 which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Subsequent to April 10, 1995 (the date of Amendment No. 1 to the
Schedule 13D), the Partnership sold an aggregate of 88,265 Shares. Accordingly, as of the date of this Amendment No. 2, the Partnership is the direct beneficial owner of 177,051 Shares, which constituted approximately 4.987% of the 3,550,062 Shares outstanding as of July 14,1995, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995.

     Each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of the Partnership, is the beneficial owner of 177,051 Shares. In addition, each of such persons has (i) the shared power to vote or direct the vote of, and (ii) shared power to dispose of or to direct the disposition of, the above Shares.

     Schedule A hereto describes transactions in the Shares effected since April 10, 1995 by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company since April 10, 1995.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    August 11, 1995


                                   TJS PARTNERS, L.P.

                                   By:  /s/ Thomas J. Salvatore
                                        Thomas J. Salvatore
                                         as Managing General Partner


                                   TJS CORPORATION


                                   By:  /s/ Thomas J. Salvatore
                                        Thomas J. Salvatore
                                        President


                                   /s/ Thomas J. Salvatore
                                   Thomas J. Salvatore



                                                       Schedule A


The following table sets forth certain information concerning the Shares sold by the Partnership since April 10, 1995. All dispositions were made through brokerage transactions on the NASDAQ Small-Cap market.

                                             Sales Price
                                             Per Share
                         No. of Shares       (Exclusive of
Date of Sale              Sold               Commissions)

7/12/95                       9,500               $2.94
7/31/95                       10,000              3.01
8/2/95                       18,100               3.01
8/3/95                       25,100               2.96
8/4/95                       11,800               3.45
8/7/95                        7,615               3.15
8/8/95                        6,150               3.15